UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Acquisition of Mining Company in Inner Mongolia

On November 30, 2017, Yangpu Shuanghu Industrial Development Co., Limited (“Yangpu Shuanghu”), a wholly-owned subsidiary of China Natural Resources, Inc. (the “Company”), entered into separate agreements with Feishang Enterprise Group Co., Ltd. (“Enterprise Group”) and Shenzhen Chaopeng Investment Co., Ltd. (“Shenzhen Chaopeng”), each of which is a related party. Pursuant to the agreement with Enterprise Group (the “Enterprise Group Agreement”), the Company consummated its acquisition of approximately 98.3% of the issued and outstanding capital shares of Bayannaoer City Feishang Mining Company Limited (“Bayannaoer Mining”). Pursuant to the agreement with Shenzhen Chaopeng (the “Shenzhen Chaopeng Agreement” and together with the Enterprise Group Agreement, the “Acquisition Agreements”), the Company consummated its acquisition of approximately 1.7% of the issued and outstanding capital shares of Bayannaoer Mining. The Acquisition Agreements are identical to each other except as to the name of seller, the amount of consideration and similar information.

The purchase price for all of the issued and outstanding capital shares of Bayannaoer Mining (the “Acquired Shares”) is CNY716,900 (US$108,403), which is approximately equal to the net asset value of Bayannaoer Mining as of September 30, 2017. The purchase price was paid by delivery to Enterprise Group and Shenzhen Chaopeng of Yangpu Shuanghu’s several promissory notes (the “Notes”) in the aggregate amount of CNY716,900 (US$108,403). The Notes are payable, without interest, on May 30, 2018.

The Acquisition Agreements contain customary representations, warranties and covenants covering such matters as ownership of the Acquired Shares by the sellers free and clear of all liens, charges and encumbrances and due authorization, execution and enforceability of the Acquisition Agreements, as well as covering the historical operations of Bayannaoer Mining, including without limitation, its organization, capitalization, financial condition, tax payments and compliance with applicable laws, rules and regulations. The Acquisition Agreements also contain indemnification provisions in favor of the Company in the event of breaches of the sellers’ representations, warranties and covenants. The Company’s acquisition of Bayannaoer Mining must be registered with the Land and Resources Department of Inner Mongolia Autonomous Region.

Bayannaoer Mining holds an exploration permit issued by the Land Resources Department of Inner Mongolia Autonomous Region covering Inner Mongolia Wulatehouqi Moruogu Tong Mine (“Moruogu Tong Mine”), located in Bayannaoer City, Inner Mongolia. Based upon preliminary geologic surveys, it is believed that Moruogu Tong Mine contains minable amounts of lead and silver resources, with the prospect that further surveying and exploration may indicate the presence of other minable ore such as copper.

Enterprise Group and Shenzhen Chaopeng are each beneficially owned by Li Feilie, the principal beneficial owner of the Company, and members of his family. Mr. Li is also the former Chief Executive Officer and Chairman of the Company and currently serves as an executive officer and director of certain subsidiaries of the Company. Through his related companies, Mr. Li also provides funding to support the Company’s operating expenses and holds a substantial amount of Company debt. Wong Wah On Edward, the Chief Executive Officer and Chairman of the Company, and Bonaventure Yue, the Company’s Chief Financial Officer and a Director, are each also executive officers of Enterprise Group and/or certain of its affiliates.

The foregoing description of the Acquisition Agreements does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreements furnished herewith as Exhibits 99.1 and 99.2 to this report. The Acquisition Agreements shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and are not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. The representations, warranties and covenants contained in the Acquisition Agreements (i) have been made only for purposes of the Acquisition Agreements, (ii) have been qualified by confidential disclosures made by the parties in connection with the Acquisition Agreements, (iii) are subject to materiality qualifications contained in the Acquisition Agreements which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Acquisition Agreements or such other date as is specified in the Acquisition Agreements and (v) have been included in the Acquisition Agreements for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Acquisition Agreements are furnished only to provide investors with information regarding the terms of the Acquisition Agreements, and not to provide investors with any other factual information regarding the parties or their respective businesses. Furthermore, the financial information concerning Bayannaoer Mining that is attached to the Acquisition Agreements do not constitute financial statements, has been prepared by management, has not been reviewed by the Company’s auditors, is subject to adjustment at the time of audit and, therefore, should not be relied upon by investors or security holders as being indicative of results of future operations. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Acquisition Agreements, which subsequent information may or may not be fully reflected in public disclosures. The Acquisition Agreements have been prepared and executed in the English language but are governed by and will be interpreted and construed in accordance with the laws of the People’s Republic of China (“PRC”). PRC law differs significantly from laws in the United States and its interpretation is uncertain and far less reliant upon judicial precedent.

On August 20, 2017, Bayannaoer Mining entered into a mutual cooperation agreement (the “Cooperation Agreement”) with Bayannaoer Jijincheng Mining Co., Ltd. (“Jijincheng Mining”), an unrelated third party. The Cooperation Agreement is intended to provide for financial support for the operating expenses of Moruogu Tong Mine during the exploration stage, and the allocation of rights and responsibilities between Bayannaoer Mining and Jijincheng Mining. Pursuant to the Cooperation Agreement: (i) Bayannaoer Mining contributed the existing exploration results for Moruogu Tong Mine; (ii) Jijincheng Mining provides the necessary funds for further exploration at the mine; (iii) Bayannaoer Mining and Jijincheng Mining will each receive a 50% interest in any newly discovered resources from the first 10 drilling holes in the cooperative exploration project; and (iv) Bayannaoer Mining and Jijincheng Mining will receive 30% and 70% interests, respectively, in any newly discovered resources from drilling works beyond the first 10 drilling holes in the cooperative exploration project. Other details of the Cooperation Agreement, including allocations and distributions upon completion of exploration works, remain the subject of continuing discussion between the parties. In 2017, the cooperative exploration project completed six drill holes for a total of 2,321.9 meters completed, where 100 samples have been collected and total invested funds have amounted to approximately CNY1.7 million.

About Bayannaoer Mining

Bayannaoer Mining was established in 2005 to engage in mineral exploration activities in Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. The registered capital of Bayannaoer Mining is CNY59.48 million, approximately 98.32% of which was contributed by Enterprise Group and approximately 1.68% by Shenzhen Chaopeng.

In 2005, Bayannaoer Mining obtained 11 exploration rights from the Land and Resources Department of Inner Mongolia Autonomous Region. Following completion of preliminary exploration activities and evaluation, management determined to retain exploration rights solely to Moruogu Tong Mine; and, to date, has received a series of license renewals. Total exploration expenses (other than non-current assets and administrative expense) incurred to date amount to approximately CNY35.3 million (US$5.3 million). The current exploration permit for Moruogu Tong Mine runs from September 14, 2017 to September 13, 2019 and covers a site area of 10.43 square kilometers.

The Moruogu Tong Mine is located in Wulatehouqi, Bayannaoer City, in the Inner Mongolia Autonomous Region of the PRC. Bayannaoer Mining has engaged the Land and Resources Exploration and Development Institute of Inner Mongolia to carry out prospecting which includes geophysical and drilling works, and, to date, has incurred exploration expenses of approximately CNY16.5 million (US$2.5 million). To date, the exploration program at Moruogu Tong Mine primarily involved the completion of mine geological surveying and mapping at 1:2000 covering an area of 2.73 square kilometers, which included trenching exploration works totaling 982.94 cubic meters in 9 trenches and 61 drill holes for a total of 16,694.65 meters. 1,160 different samples, including basic analysis samples, chemical analysis samples, spectra samples and aqueous analysis samples, etc., were collected during the exploration program.

The exploration program has indicated the presence of a “mid-size” deposit of lead and silver ore and resources sufficient in quantity and quality to warrant further exploration designed to confirm and increase measured resources, with the prospect of identifying other minable metal resources such as copper. Further exploration is underway and it is anticipated that a prospecting report will be completed by the end of June 2018; and that a final appraisal will delivered, and filing made with the Department of the Land and Resources Department, by the end of September 2018. Thereafter, application for mining rights is scheduled for completion by the end of September 2019; and, upon issuance of a mining permit, mine construction is expected ro commence.

The future budgeted amount for the exploration project, including drilling expenses, site construction costs, grassland compensation fees and simple infrastructure construction costs, is anticipated to be approximately CNY11.4 million (US$1.7 million). This project is expected to be financed by bank borrowings, funds received pursuant to the Cooperation Agreement, internally-generated funds and loans from a related party. While the results of preliminary prospecting suggest that the Moruogu Tong Mine contains mineable quantities of lead and silver, until further exploration and analysis is completed, the Company cannot predict the nature and extent of minerals contained at the mine or the commercial viability of pursuing a plan of extraction. It is possible that further exploration and analysis will not confirm initial findings and that continued activities in furtherance of mining operations will cease.

Bayannaoer Mining currently employs a total of eight persons in capacities including accounting, administration and management, and geological exploration. Bayannaoer Mining has also assembled a management team consisting of personnel experienced in various aspects of the mining industry, corporate and operations management, accounting and financial management, engineers, technical consultant and human resources. Bayannaoer Mining is operated under the supervision of Mr. Yu Jun and Mr. Yao Yangli, its General Manager and Chief Engineer, respectively. The biographies of Mr. Yu Jun and Mr. Yao Yangli follow:

Mr. Yu Jun, aged 50, was appointed as general manager of Bayannaoer Mining in January 2015. He has served as finance manager and chief finance officer of Bayannaoer Mining since 2005. Mr. Yu has over 25 years’ experience in corporate finance. Prior to joining Bayannaoer Mining, he served as the positions of finance manager and financial controller of several companies including subsidiary companies of Sichuan University. Mr. Yu graduated from University of Electronic Science and Technology of China in 1989, and was awarded a bachelor’s degree from Southwestern University of Finance and Economics in 2004.

Mr. Yao Yangli, aged 53, was appointed as chief engineer of Bayannaoer Mining in charge of exploration work in April 2012. Mr. Yao has almost 30 years’ experience in mineral exploration. Prior to joining Bayannaoer Mining, he served as chief geological prospecting engineer, exploration project leader and chief engineer in several companies. Mr. Yao has been appointed as distinguished geologist consultant for Land and Resources Department of Bayannaoer Municipal Government since 2012. Mr. Yao graduated from Guilin College of Geology (now known as Guilin University of Technology) with a bachelor’s degree in 1988, and holds a senior engineer accreditation.

Risks and Uncertainties Related to the Acquisition

Our acquisition of the Acquired Shares as well as our mining operations in Inner Mongolia are subject to numerous risks and uncertainties that could cause the actual results of our operations to differ significantly from those currently projected by management. Among the significant risks and uncertainties are:

•

Whether we can successfully integrate the operations of Bayannaoer Mining into those of the Company;

•

Uncertainties surrounding the market price for lead, silver and other metals, and whether market prices and the costs of extraction will allow us to operate on a profitable basis;

•

Our ability to successfully overcome the legal, political and economic uncertainties of operations in the PRC;

•

Whether further exploratory activities at Moruogu Tong Mine will confirm the presence of minable amounts of lead, silver and justify continued operations;

•

Whether we can secure sufficient funding to complete mine exploration and development and otherwise sustain operating costs prior to commencement of revenue-production at Moruogu Tong Mine; and

•

Whether the reserve study we commissioned, which confirmed the presence of a “mid-size” deposit of lead and silver resources at Moruogu Tong Mine, but which was not prepared in accordance with protocols generally recognized in the United States, will prove to be accurate.

These risks and uncertainties should be read in conjunction with all of the risks and uncertainties identified from time to time in our other filings with the Securities and Exchange Commission, including those set forth our annual report on Form 20-F for the year ended December 31, 2016.

Exchange Rates

For the convenience of the reader, amounts in Chinese Yuan, the official currency of the PRC ("CNY"), have been translated into United States dollars ("US$") at the applicable rate of US$1.00 = CNY6.6133 as quoted by UKForex as of November 30, 2017. The CNY is not freely convertible into foreign currencies and no representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

Forward-Looking Statements

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This report contains includes “forward-looking statements” within the meaning of federal securities laws including the Private Securities Litigation Reform Act of 1995. Words such as “may,” “expect,” “would,” “could,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “continue” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s current judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. In addition to those disclosed above, among the other risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties associated with our growth strategy; uncertainties associated with the Company's reliance on third-party contractors; uncertainties regarding the governmental, economic and political environment in Bolivia; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our annual report on Form 20-F under the heading "Risk Factors." While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.

Exhibits

99.1

Agreement dated November 30, 2017 by and between Yangpu Shuanghu Industrial Development Co., Limited and Feishang Enterprise Group Co., Ltd.

99.2

Agreement dated November 30, 2017 by and between Yangpu Shuanghu Industrial Development Co., Limited and Shenzhen Chaopeng Investment Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 6, 2017	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

EXHIBIT INDEX

99.1

Agreement dated November 30, 2017 by and between Yangpu Shuanghu Industrial Development Co., Limited and Feishang Enterprise Group Co., Ltd.

99.2

Agreement dated November 30, 2017 by and between Yangpu Shuanghu Industrial Development Co., Limited and Shenzhen Chaopeng Investment Co., Ltd.